                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1997

Registration number 33-63707

          A.   Full title of the plan:


            THE GILLETTE COMPANY SAVINGS PLAN FOR ARROWPARK EMPLOYEES


          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

FINANCIAL STATEMENTS OF THE GILLETTE COMPANY SAVINGS PLAN FOR ARROWPARK
EMPLOYEES


     The following audited financial statements with independent auditors' report thereon are enclosed with this report:

          1. Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996.

          2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1997.


EXHIBIT



          23.2 Independent Auditor's Consent




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   THE GILLETTE COMPANY SAVINGS PLAN
                                   FOR ARROWPARK EMPLOYEES



                                   By /s/ Robert E. DiCenso
                                      -----------------------------------
                                      Robert E. DiCenso


Date: June 25, 1998

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES


                              Financial Statements

                           December 31, 1997 and 1996



                   (With Independent Auditors' Report Thereon)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                              Financial Statements

                           December 31, 1997 and 1996


                                TABLE OF CONTENTS


                                                                         Page(s)
                                                                         -------

Independent Auditors' Report                                                  1


Statements of Net Assets Available for Plan Benefits                          2


Statements of Changes in Net Assets Available for Plan Benefits             3-4


Notes to Financial Statements                                              5-12


Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor of The Gillette Company Savings Plan Trust.

                          INDEPENDENT AUDITORS' REPORT



The Savings Plan Committee
The Gillette Company Savings Plan for Arrow Park Employees:


We have audited the statements of net assets available for plan benefits of The Gillette Company Savings Plan for Arrow Park Employees as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Savings Plan for Arrow Park Employees as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 15, 1998

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996



                                                         1997             1996
                                                         ----             ----

Assets:
    Investment in the Savings Plan Trust              $9,490,518       7,028,709
                                                      ----------       ---------

Net assets available for plan benefits                $9,490,518       7,028,709
                                                      ==========       =========






See accompanying notes to financial statements.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

         Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information

                      For the year ended December 31, 1997

                                                                    Fidelity
                                            Fidelity               Retirement                           Fidelity
                                 Gillette   Interme-               Government                              U.S.     Fidelity
                                 Company     diate     Fixed         Money     Fidelity     Fidelity     Equity      Growth
                                  Stock      Bond      Income        Market    Magellan     Balanced      Index     Company
                                  Fund       Fund       Fund       Portfolio     Fund         Fund      Portfolio     Fund
                                 --------   --------   ------      ----------  --------     ---------   ---------   --------
Additions to net asset
  attributed to:

  Net investment income
    from the Savings
    Plan Trust                 $  492,089      167      144,167       3,252     122,921       66,259      612,450     54,733

  Contributions
    Employee contributions        251,531       --       94,550      13,767     125,437           --       89,540     67,735
    Employer contributions         71,732       --       28,931       3,689      34,366           --       22,443     17,502
                               ----------   ------   ----------      ------     -------     --------    ---------    -------

      Total additions             815,352      167      267,648      20,708     282,724       66,259      724,433    139,970

Deductions from net assets
  attributed to:
  Benefit payments                 (8,070)      --      (39,309)       (211)     (1,566)      (8,231)      (6,680)    (6,855)
  Forfeitures                        (666)      --         (104)        (69)         --           --           --        (86)
                               ----------   ------   ----------      ------     -------     --------    ---------    -------

      Total deductions             (8,736)      --      (39,413)       (280)     (1,566)      (8,231)      (6,680)    (6,941)

Net increase prior to
 interfund transfers              806,616      167      228,235      20,428     281,158       58,028      717,753    133,029

Net transfers in (out)
  Loans issued                    (60,907)    (237)     (14,513)     (1,063)    (17,623)      (2,172)     (13,494)    (6,386)
  Loans repaid                     19,412       --       13,490         165      13,495           --        4,886      2,408
  Other transfers                 132,687  (10,142)    (176,147)     39,745       2,835     (927,373)     131,219     23,985
                               ----------   ------   ----------      ------     -------     --------    ---------    -------
                                   91,192  (10,379)    (177,170)     38,847      (1,293)    (929,545)     122,611     20,007

      Net increase(decrease)      897,808  (10,212)      51,065      59,275     279,865     (871,517)     840,364    153,036
                               ----------   ------   ----------      ------     -------     --------    ---------    -------
Net assets available for
  plan benefits Beginning
  of year                       1,388,053   10,212    2,209,819      16,557     404,537      871,517    1,742,165    257,960
                               ----------   ------   ----------      ------     -------     --------    ---------    -------

  End of year                  $2,285,861       --    2,260,884      75,832     684,402           --    2,582,529    410,996
                               ==========   ======    =========      ======     =======     ========    =========    =======

                                                                                             Fidelity
                                            Fidelity    Fidelity     Fidelity   INVESCO        U.S.
                                            Emerging   Diversified   Growth &   Total          Bond     Participant
                                            Markets   International   Income    Return         Index       Loan
                                             Fund         Fund         Fund      Fund          Fund        Fund      Total
                                            --------  -------------  --------   -------      --------   -----------  -----
Additions to net asset
  attributed to:

  Net investment income
    from the Savings
    Plan Trust                              (3,132)       1,616       13,250    102,039        1,690           --  1,611,501

  Contributions
    Employee contributions                   3,215        1,508        7,937     65,143       11,865           --    732,228
    Employer contributions                     865          319        1,836     17,745        2,898           --    202,326
                                            ------       ------       ------    -------       ------      -------  ---------

      Total additions                          948        3,443       23,023    184,927       16,453           --  2,546,055

Deductions from net assets
  attributed to:
  Benefit payments                              --           --           --     (9,740)          --       (2,659)   (83,321)
  Forfeitures                                   --           --           --         --           --           --       (925)
                                            ------       ------       ------    -------       ------      -------  ---------

      Total deductions                          --           --           --     (9,740)          --       (2,659)   (84,246)

Net increase prior to
 interfund transfers                           948        3,443       23,023    175,187       16,453       (2,659) 2,461,809

Net transfers in (out)
  Loans issued                                  --           --       (2,182)   (11,724)      (1,157)     131,458         --
  Loans repaid                                  --           --           --      3,914          104      (57,874)        --
  Other transfers                            4,350       20,352       78,650    662,394       17,445           --         --
                                            ------       ------       ------    -------       ------      -------  ---------
                                             4,350       20,352       76,468    654,584       16,392       73,584         --

      Net increase(decrease)                 5,298       23,795       99,491    829,771       32,845       70,925  2,461,809

Net assets available for
  plan benefits Beginning of year               --           --           --         --           --      127,889  7,028,709
                                            ------       ------       ------    -------       ------      -------  ---------

  End of year                                5,298       23,795       99,491    829,771       32,845      198,814  9,490,518
                                            ======       ======       ======    =======       ======      =======  =========



See accompanying notes to financial statements.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

        Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information

                      For the year ended December 31, 1996

                                Guaranteed                                            Gillette     Fidelity
                                Investment                                Payment     Company    Intermediate    Fixed
                                 Contract      Balanced      Equity       Reserve      Stock         Bond        Income
                                   Fund          Fund         Fund        Account       Fund         Fund         Fund
                               -----------     --------      ------       --------    --------   ------------    ------

Additions to net asset
 attributed to:

  Net investment income
   from the Savings
   Plan Trust                  $        --            --            --          --      342,697          301      149,500
                               -----------    ----------    ----------    --------   ----------   ----------   ----------
  Contributions
   Employee contributions               --            --            --          --      205,507        7,689      112,485
   Employer contributions               --            --            --          --       59,594        2,529       34,394
                               -----------    ----------    ----------    --------   ----------   ----------   ----------

     Total additions                    --            --            --          --      607,798       10,519      296,379

Deductions from net assets
 attributed to:
  Benefit payments                      --            --            --          --          (73)         (70)     (44,051)
  Forfeitures                           --            --            --          --          (15)         (14)        (106)
  Transfer of assets to The
    Gillette Company
    Employees' Savings Plan       (837,945)     (807,218)   (2,160,876)   (141,374)          --           --           --
                               -----------    ----------    ----------    --------   ----------   ----------   ----------

     Total deductions             (837,945)     (807,218)   (2,160,876)   (141,374)         (88)         (84)     (44,157)

Net increase (decrease)
   prior to interfund
   transfers                      (837,945)     (807,218)   (2,160,876)   (141,374)     607,710       10,435      252,222

Net transfers in (out)
  Loans issued                          --            --            --          --      (11,565)        (269)     (45,711)
  Loans repaid                          --            --            --          --       13,677           46        8,575
  Other transfers               (2,392,998)     (933,384)   (1,827,499)   (109,400)     778,231           --    1,994,733
                               -----------    ----------    ----------    --------   ----------   ----------   ----------
                                (2,392,998)     (933,384)   (1,827,499)   (109,400)     780,343         (223)   1,957,597

     Net increase(decrease)     (3,230,943)   (1,740,602)   (3,988,375)   (250,774)   1,388,053       10,212    2,209,819

Net assets available for
  plan benefits Beginning
  of year                        3,230,943     1,740,602     3,988,375     250,774           --           --           --
                               -----------    ----------    ----------    --------   ----------   ----------   ----------

  End of year                  $        --            --            --          --    1,388,053       10,212    2,209,819
                               ===========    ==========    ==========    ========   ==========   ==========   ==========

                                    Fidelity
                                   Retirement                            Fidelity       Fidelity
                                  Gov't Money   Fidelity      Fidelity  U.S. Equity      Growth    Participant
                                     Market     Magellan      Balanced     Index        Company        Loan
                                   Portfolio      Fund          Fund     Portfolio       Fund          Fund       Total
                                  -----------   --------      --------  -----------     --------   -----------    -----
Additions to net asset
 attributed to:

  Net investment income from
   the Savings Plan Trust              599        31,118        73,961     337,237       17,984           --      953,397

  Contributions
   Employee contributions           15,462       141,423        82,815      83,074       69,187           --      717,642
   Employer contributions            4,176        39,662        24,066      21,820       17,402           --      203,643
                                    ------       -------       -------   ---------      -------      -------    ---------

     Total additions                20,237       212,203       180,842     442,131      104,573           --    1,874,682

Deductions from net assets
 attributed to:
  Benefit payments                  (2,089)         (989)       (7,142)     (6,682)          --      (48,066)    (109,162)
  Forfeitures                           57            --           (14)         --           --           --          (92)
  Transfer of assets to The
    Gillette Company
    Employees' Savings Plan             --            --            --          --           --           --   (3,947,413)
                                    ------       -------       -------   ---------      -------      -------    ---------

     Total deductions               (2,032)         (989)       (7,156)     (6,682)          --      (48,066)  (4,056,667)

Net increase (decrease) prior
   to interfund transfers           18,205       211,214       173,686     435,449      104,573      (48,066)  (2,181,985)

Net transfers in (out)
  Loans issued                        (468)      (11,097)      (12,196)    (23,130)      (1,144)     105,580           --
  Loans repaid                         951         7,871         4,650       2,283          972      (39,025)          --
  Other transfers                   (2,131)      196,549       705,377   1,327,563      153,559      109,400           --
                                    ------       -------       -------   ---------      -------      -------    ---------
                                    (1,648)      193,323       697,831   1,306,716      153,387      175,955           --

     Net increase(decrease)         16,557      404,537        871,517   1,742,165      257,960      127,889   (2,181,985)

Net assets available for
  plan benefits Beginning
  of year                               --            --            --          --           --           --    9,210,694
                                    ------       -------       -------   ---------      -------      -------    ---------

  End of year                       16,557       404,537       871,517   1,742,165      257,960      127,889    7,028,709
                                    ======       =======       =======   =========      =======      =======    =========

See accompanying notes to financial statements.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1997 and 1996



(1)    DESCRIPTION OF THE PLAN

       The following brief description of The Gillette Company Savings Plan for Arrow Park Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       (a)    GENERAL

              The Plan became effective on July 1, 1988 and is a contributory defined contribution plan covering all eligible employees of the Arrow Park facility of The Gillette Company's Stationary Products Group who are covered by a collective bargaining agreement and who have completed six full months of employment. The Plan was amended and restated in its entirety effective January 1, 1996 and The Gillette Company (the "Company") assumed sponsorship and administration of the Plan as of such date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       (b)    CONTRIBUTIONS

              Participants may elect to contribute in whole percentage increments up to 17% of their annual base compensation. The Company will make matching contributions on behalf of a participant equal to 50% of the participant's contribution up to 6% of the participants' annual compensation.

       (c)    VESTING

              Participants immediately vest in their own contributions and actual earnings thereon. Vesting in company contributions occurs at a rate of 25% per year of service with full vesting after four years of service, upon attainment of age 65, or termination of employment due to death or disability. Nonvested Company contributions will be forfeited by participants who terminate employment and will be used to reduce future Company matching contributions.

       (d)    PARTICIPANTS' ACCOUNTS

              A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested in accordance with the directions given by the participant in one or more of the Plan's investment fund offerings. The following funds were available for investment beginning January 1, 1996:

              GILLETTE COMPANY STOCK FUND
              Invests primarily in shares of The Gillette Company common stock.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                    Notes to Financial Statements, Continued



(1),   CONTINUED

              FIDELITY INTERMEDIATE BOND FUND
              Invests primarily in intermediate maturity foreign and domestic bonds and seeks a high level of current income. During 1997, this fund was terminated as an investment option.

              FIXED INCOME FUND
              Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

              FIDELITY RETIREMENT GOVERNMENT MONEY MARKET FUND
              Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

              FIDELITY MAGELLAN FUND
              Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

              FIDELITY BALANCED FUND
              Seeks to provide the highest amount of income possible consistent with the preservation of capital by investing primarily in common and preferred stocks, and bonds. During 1997, this fund was terminated as an investment option.

              FIDELITY U.S. EQUITY INDEX FUND
              Seeks to provide investment results that correspond to a recognized index of stock market performance, and invests primarily in the common stocks of the companies that make up the designated stock index.

              FIDELITY GROWTH COMPANY FUND
              Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

              INVESCO TOTAL RETURN FUND
              Seeks to provide high total return through capital growth and current income by investing in stocks and in fixed and variable income securities. This fund became a new investment option for participants in 1997.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                    Notes to Financial Statements, Continued



(1),   CONTINUED

              FIDELITY DIVERSIFIED INTERNATIONAL

              Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries. This fund became a new investment option for participants in 1997.

              FIDELITY U.S. BOND INDEX FUND

              Invests in investment grade (medium to high quality) or above with maturities of at least one year. This fund became a new investment option for participants in 1997.

              FIDELITY GROWTH & INCOME

              Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks. This fund became a new investment option for participants in 1997.

              FIDELITY EMERGING MARKETS FUND

              Seeks capital appreciation from emerging markets around the world. This fund became a new investment option for participants in 1997.

              Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

       (e)    PARTICIPANT LOANS

              The maximum loan available to each participant is the lesser of
              (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. A participant must make a payment of principal and interest to the Plan on at least a quarterly basis. Repayment of the loan must be made over a period not to exceed five years.

       (f)    PLAN EARNINGS

              As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                    Notes to Financial Statements, Continued



(1),   CONTINUED

       (g)    BENEFIT PAYMENTS

              Upon termination of employment, the participant or his or her surviving spouse or beneficiary, will receive a lump sum distribution of the participant's vested account balance, or if the account balance exceeds $3,500 at such time, he/she may elect to defer payment.

              Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan documents.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

              The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

       (c)    INVESTMENTS

              Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust ("Savings Plan Trust") based upon the proportionate interest of the Plan in the trust.

              Investments of the trust are stated at fair value, which for shares of Company stock held in the trust is defined as the composite closing price of the stock on the New York Stock Exchange. Guaranteed investment contracts and synthetic investment contracts are valued at contract value. The fair value for all other investments are determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                    Notes to Financial Statements, Continued



(2),   CONTINUED

              Security transactions received prior to 4:00 p.m. Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 p.m. Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

              The Savings Plan Trust's investments in guaranteed and synthetic investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 1997 is 6.67% and the crediting interest rate as of December 31, 1997 is 6.15% for these investment contracts.

       (c)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


(3)    FUNDING POLICY

              The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.


(4)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                    Notes to Financial Statements, Continued



(5)    INVESTMENTS

       Investments of the Plan are held in trust by Fidelity Management Trust Company. The Plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and The Gillette Company Savings Plan for Arrow Park Employees. Trust income is allocated ratably between the plans in accordance with the assets of each Plan invested in the trust. The net assets of the Savings Plan Trust at December 31, 1997 and 1996 are as follows:


                                                                    1997             1996
                                                                    ----             ----
       Investments, at fair value:
          Marketable securities:
              Gillette common stock                            $1,551,947,454    1,306,814,500

          Registered investment companies:
              Fidelity Intermediate Bond Fund                              --        9,126,760
              Fidelity Short-Term Investment Fund                  23,695,057       31,916,887
              Fidelity Retirement Government Money
                 Market Portfolio                                  10,344,002        5,913,935
              Fidelity Magellan Fund                               46,585,401       34,287,295
              Fidelity Balanced Fund                                       --       16,287,310
              Fidelity U.S. Equity Index Portfolio                 91,919,213       63,606,106
              Fidelity Growth Company Fund                         41,787,957       35,235,504
              Fidelity Emerging Markets Fund                        1,220,995               --
              Fidelity Diversified International Fund               6,256,456               --
              Fidelity Growth & Income Fund                        21,222,508               --
              INVESCO Total Return Fund                            24,955,015               --
              Fidelity U.S. Bond Index Fund                        10,760,825               --

          Investment contracts                                    312,826,658      260,086,270
          Participant loans                                        29,104,490       26,347,534
                                                               --------------    -------------

              Total investments and net assets                 $2,172,626,031    1,789,622,101
                                                               ==============    =============

       Assets allocated to The Gillette Company
          Employees' Savings Plan                              $2,163,135,513    1,782,593,392

       Assets allocated to The Gillette Company
          Savings Plan for Arrow Park Employees                $    9,490,518        7,028,709
                                                               ==============    =============


                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                    Notes to Financial Statements, Continued



(5),   CONTINUED

       The statements of change in net assets of the Savings Plan Trust for the years ended December 31, 1997 and 1996 are as follows:

                                                                          1997               1996
                                                                          ----               ----

           Employee contributions                                    $   47,855,615        41,325,185
           Employer contributions                                        17,683,710        16,121,454

           Investment income:
               Net appreciation (depreciation) on fair value
               of investments:
                  Gillette common stock                                 368,245,796       431,024,386
                  Fidelity Intermediate Bond Fund                           (89,828)         (317,625)
                  Fidelity Magellan Fund                                  5,830,143        (2,198,991)
                  Fidelity Balanced Fund                                  1,100,411           567,308
                  Fidelity U.S. Equity Index Portfolio                   19,620,590         9,906,298
                  Fidelity Growth Company Fund                            2,204,172         2,726,460
                  Fidelity Emerging Markets Fund                           (881,794)               --
                  Fidelity Diversified International Fund                   246,019                --
                  Fidelity Growth & Income Fund                           2,048,113                --
                  INVESCO Total Return Fund                               2,287,046                --
                  Fidelity U.S. Bond Index Fund                             315,599                --
           Dividends                                                     24,656,455        22,259,897
           Interest                                                      22,065,612        20,569,869
                                                                     --------------     -------------
                  Net investment income                                 447,648,334       484,537,602

           Transferred from prior trustee                                        --        10,698,627
                                                                     --------------     -------------

                  Total additions                                       513,187,659       552,682,868

           Benefit payments                                            (130,062,739)      (75,766,746)
           Forfeitures                                                     (120,990)          (73,104)
                                                                     --------------     -------------

                  Total deductions                                     (130,183,729)      (75,839,850)
                                                                     --------------     -------------

                  Net increase                                          383,003,930       476,843,018

           Net assets:
               Beginning of year                                      1,789,622,101     1,312,779,083
                                                                     --------------     -------------

               End of year                                           $2,172,626,031     1,789,622,101
                                                                     ==============     =============

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                    Notes to Financial Statements, Continued



(6)    ADMINISTRATIVE EXPENSES

       The Company bears administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and The Gillette Company Stock Fund. Investment expenses associated with the Fidelity funds offered as investment options under the Plan are deducted from the assets of each of those funds.


(7)    INCOME TAXES

       A favorable tax determination letter was received from the Internal Revenue Service on April 18, 1996 stating that the existing Plan and its underlying trust qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") as a profit sharing plan, and is exempt from federal income taxes. Further, the features of the Plan relating to tax deferred savings qualified under section 401(k) of the Code. In the opinion of the Plan administrator and the Plan's tax advisor, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.


(8)    PLAN TRANSFERS

       On September 18, 1995, Parker Pen USA Limited's Board of Directors approved a change in Trustees of the Plan from Marshall & Ilslay Bank and Trust Company to Fidelity Management Trust Company effective January 1, 1996.

       During 1995, the account balances of certain participants ($606,707) were transferred into The Gillette Company Employees' Savings Plan ("Gillette Plan"). The account balances of all remaining non-bargaining unit participants of the Plan totaling $3,806,039 were transferred to The Gillette Plan on January 2, 1996 along with their payment reserve account balances which totaled $141,374. These participants are now participating in the Gillette Plan.

       Effective January 1, 1996, The Gillette Company assumed sponsorship and administration of the Plan which was redesigned to replicate the investment options, including Gillette common stock, and administrative features of the Gillette Plan.


(9)    PLAN AMENDMENT

       Effective July 1, 1997, the name of the Plan changed from the "Parker Plan 401(k) Plan" to "The Gillette Company Savings Plan for Arrow Park Employees."